UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   PERRET              HENRY L.
   955 East Arques Avenue


   Sunnyvale, CA 94086-4533
2. Issuer Name and Ticker or Trading Symbol
   ACTEL CORPORATION (ACTL)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   12/98
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   V.P. of Finance & CFO
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  12/01/98    M        6,120         A  $11.7500                    D  Direct
Common Stock                                  12/01/98    S        6,120         D  $17.8750                    D  Direct
Common Stock                                  12/01/98    M        1,262         A  $11.7500                    D  Direct
Common Stock                                  12/01/98    S        1,262         D  $17.8750     4,284          D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  $10.0625        07/28/98       A     V   9,937                             08/01/02 (1) 07/28/08
to buy)
Incentive Stock Option (right  $10.0625        07/28/98       A     V   773                               (2)          07/28/08
to buy)
Incentive Stock Option (right  $11.7500        01/26/98       A     V   3,366                             (3)          01/26/08
to buy)
Incentive Stock Option (right  $11.7500        12/01/98       M                          1,262                         01/26/08
to buy)
Incentive Stock Option (right  $12.2500                                                                   01/19/97     01/19/06
to buy)
Incentive Stock Option (right  $13.3750                                                                   11/17/01     12/05/07
to buy)
Incentive Stock Option (right  $14.8750                                                                   08/01/00     07/17/06
to buy)
Incentive Stock Option (right  $16.3750        01/26/98       D     V                    3,366            03/23/98     07/03/07
to buy)
Incentive Stock Option (right  $22.3750                                                                   02/01/98     12/20/06
to buy)
Non-Qualified Stock Option     $10.0625        07/28/98       A     V   15,063                            08/01/02 (1) 07/28/08
(right to buy)
Non-Qualified Stock Option     $10.0625        07/28/98       A     V   22,069                            (4)          07/28/08
(right to buy)
Non-Qualified Stock Option     $11.7500        01/26/98       A     V   22,884                            (5)          01/26/08
(right to buy)
Non-Qualified Stock Option     $11.7500        12/01/98       M                          6,120                         01/26/08
(right to buy)
Non-Qualified Stock Option     $11.8750        01/23/98       A     V   18,906                                         01/23/08
(right to buy)
Non-Qualified Stock Option     $12.2500                                                                   10/19/97     01/19/06
(right to buy)
Non-Qualified Stock Option     $13.3750                                                                   02/17/98     12/05/07
(right to buy)
Non-Qualified Stock Option     $14.8750                                                                   08/01/00     07/17/06
(right to buy)
Non-Qualified Stock Option     $16.3750        01/26/98       D     V                    22,884           09/23/97     07/03/07
(right to buy)
Non-Qualified Stock Option     $22.3750                                                                   05/01/97     12/20/06
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  07/28/98  Common Stock                   9,937                                   D   Direct
to buy)
Incentive Stock Option (right  07/28/98  Common Stock                   773                       10,710        D   Direct
to buy)
Incentive Stock Option (right  01/26/98  Common Stock                   3,366                                   D   Direct
to buy)
Incentive Stock Option (right  12/01/98  Common Stock                   1,262         $17.8750    2,104         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   19,413                    19,413        D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   1                         1             D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   5,693                     5,693         D   Direct
to buy)
Incentive Stock Option (right  01/26/98  Common Stock                   3,366                     6,106         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   1,000                     1,000         D   Direct
to buy)
Non-Qualified Stock Option     07/28/98  Common Stock                   15,063                                  D   Direct
(right to buy)
Non-Qualified Stock Option     07/28/98  Common Stock                   22,069                    37,132        D   Direct
(right to buy)
Non-Qualified Stock Option     01/26/98  Common Stock                   22,884                                  D   Direct
(right to buy)
Non-Qualified Stock Option     12/01/98  Common Stock                   6,120         $19.1085    16,764        D   Direct
(right to buy)
Non-Qualified Stock Option     01/23/98  Common Stock                   18,906                    18,906        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   587                       587           D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   9,999                     9,999         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   307                       307           D   Direct
(right to buy)
Non-Qualified Stock Option     01/26/98  Common Stock                   22,884                    8,769         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   1,000                     1,000         D   Direct
(right to buy)

Explanation of Responses:

(1)
Option becomes 100% exercisable on 8/1/2002
(2)
Option begins vesting 12/31/98 and is exercisable quarterly through 12/31/99.
(3)
Option begins vesting 1/26/98 and is exercisable quarterly as to 1,683 shares in 1998 and in 1999.
(4)
Option begins vesting 12/31/98 and is exercisable quarterly as to 9,664 shares in 1999, 8,188 shares in 2000, and 4,217 shares in
2001.
(5)
Option begins vesting 1/26/98 and is exercisable quarterly as to 8,160 shares in 1998, 4,880 shares in 1999, 6,562 shares in 2000 and the remaining 3,282 shares in 2001.
-
Includes shares acquired pursuant to the 1993 Employee Stock Purchase Plan

SIGNATURE OF REPORTING PERSON
/S/ PERRET              HENRY L.
DATE 01/08/99